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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE TO/A


             TENDER OFFER STATEMENT UNDER SECTION 14(D)1 OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                                 AMENDMENT NO. 1

                       AMERICAN PRECISION INDUSTRIES INC.
       ------------------------------------------------------------------
                            (Name of Subject Company)

                            ALPHA ACQUISITION I CORP.
                               DANAHER CORPORATION
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                        (Name of Filing Person - Offeror)

                  COMMON STOCK, PAR VALUE $0.66 2/3 PER SHARE
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                         (Title of Class of Securities)

                                   029069 10 1
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                      (CUSIP Number of Class of Securities)

                               PATRICK W. ALLENDER
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                               DANAHER CORPORATION
                             1250 24TH STREET, N.W.
                             WASHINGTON, D.C. 20037
                            TELEPHONE: (202) 828-0850
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           (Name, Address and Telephone Number of Person Authorized to
         Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy to:

                                TREVOR S. NORWITZ
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                            TELEPHONE: (212) 403-1000



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                                  Page 1 of 3

            This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed by Danaher Corporation, a Delaware corporation ("Danaher") and Alpha Acquistion I Corp., a Delaware corporation and a wholly owned subsidiary of Danaher ("Purchaser"), on February 24, 2000 (the "Schedule TO"), relating to the offer by Purchaser to purchase all outstanding shares of Common Stock, par value $0.66 2/3 per share (the "Shares"), of American Precision Industries Inc., a Delaware corporation ("API"), at a purchase price of $19.25 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase ("Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2) to the Schedule TO.

ITEMS 1 THROUGH 9, 11 AND 12

            Items 1 through 9, 11 and 12 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended so that the fifth paragraph of Section 15 of the Offer to Purchase will read in its entirety as follows:

            "Under the HSR Act, the purchase of Shares may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. We filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on February 18, 2000, and the required waiting period with respect to the Offer and the Merger expired at 11:59 p.m., New York City time, on March 4, 2000."

                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 7, 2000

                                    ALPHA ACQUISITION I CORP.


                                    By:  /s/ Patrick W. Allender
                                         --------------------------------------
                                         Name:  Patrick W. Allender
                                         Title: Vice President


                                    DANAHER CORPORATION


                                    By:  /s/ Patrick W. Allender
                                         --------------------------------------
                                         Name:  Patrick W. Allender
                                         Title: Executive Vice President and
                                                Chief Financial Officer




                                  Page 3 of 3